UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Investor Relations
PRESS RELEASE
Grupo Televisa Announces

Mexico City, September 18, 2026 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE: TV; BMV: TLEVISA CPO) announces that, in connection with the unusual trading volume in the Company’s ordinary participation certificates (CPOs) occurred today, that it is not aware of the causes that may have given rise to such movements and that they may be attributable to market conditions.
Additionally, the Company is not aware of any transaction in the Company’s CPOs carried out by any member of its Board of Directors or any of its Relevant Officers, and it did not carry out transactions under its share repurchase program. In the event that, after making a more exhaustive review, additional information is identified in this regard, this information will be disseminated by these means and in accordance with regulatory requirements.
This communication is made at the request of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), based on the provisions of article 106 of the Securities Market Law (Ley del Mercado de Valores) and article 50, second to last paragraph, of the General Provisions applicable to issuers of securities and to other participants of the stock market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores).

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager/ nespinozam@televisa.com.mx

Media Relations
Tel: (52 55) 5224 6420

Rubén Acosta, Communications General Director / racostamo@televisaunivision.com
Florencia López de Rodas, Communications and Media Director /  flopezd@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: September 21, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel